Exhibit 99.48

URC: TSX-V

NOT FOR DISTRIBUTION IN THE UNITED STATES

Uranium Royalty Corp. Successfully Completes $30,000,000 Initial Public Offering, Acquires Three Royalties and Begins Trading on the TSX Venture Exchange

Vancouver, Canada (December 11, 2019) – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) is pleased to announce that its common shares will commence trading on the TSX Venture Exchange (“TSX-V”) today at market open under the symbols “URC”. The warrants issued by the Company under its initial public offering (the “IPO”) will commence trading on the TSX-V under the symbol “URC.WT” at market open on December 12, 2019.

With the previously announced completion of the Company’s oversubscribed and upsized $30 million IPO and the completion of its TSX-V listing, URC becomes the first publicly-traded pure play uranium royalty company, positioning the Company to partake in future opportunities as a non-dilutive capital provider for uranium developers.

URC’s competitive advantages include:

●	First Mover Advantage: URC is the first company to apply the successful royalty and streaming business model exclusively to the uranium sector.

●	Strong Balance Sheet: URC currently has approximately $40 million of cash and listed securities and no debt, which positions it to capitalize on accretive uranium royalty and streaming acquisition opportunities.

●	Physical Uranium Ownership: Through its approximately 9% stake in London-listed Yellow Cake plc, URC holds interests in physical uranium, acquired at cyclical lows.

●	Large and Diversified Royalty Portfolio: With the acquisition of three additional royalties, URC’s royalty portfolio includes interests on development, advanced, permitted and past-producing uranium projects in multiple jurisdictions with aggregate JORC and 43-101 resources of 271 million pounds U3O8 of measured and indicated resources and 148 million pounds U3O8 of inferred resources (not including any historic resources on Rio Tinto’s Roughrider project). See Table 1 below.

●	Expertise: URC management and board possess decades of uranium industry experience, including senior executive and advisory roles to prominent companies and governments in the sector.

“On behalf of URC, I would like to thank our existing and new shareholders for their support throughout this successful IPO process. Global reactor growth is at robust levels and utilities are finally returning to more normal procurement levels as the significant gap between production and consumption is accelerating drawdown of excess supplies. Additionally, we believe nuclear power will continue to play a lead role in combatting climate change and carbon emissions. We expect that the need for new production will emerge and royalties and streams present an attractive source of alternative finance to meet global requirements,” said Scott Melbye, President and CEO of URC.

Additional Royalty Acquisitions

The Company is pleased to announce that it has completed its previously announced acquisitions of three additional North American based royalties, being:

(i)	a 1.97% net smelter return royalty on the Roughrider Uranium Project, owned by Rio Tinto plc (“Rio”);

(ii)	a 2.0% gross revenue royalty on the Michelin Project, owned by Paladin Energy Ltd. (“Paladin”) and Électricité de France (EDF); and

(iii)	a 0.5% net profit interest royalty on the Reno Creek Project, owned by Uranium Energy Corp. (“UEC”).

Roughrider Uranium Project, Saskatchewan, Canada

The Roughrider project (the “Roughrider”) is a development stage, conventional uranium project located in the eastern Athabasca Basin of northern Saskatchewan. The project is located approximately seven kilometers north of Points North Landing, 11 km west of the McClean Lake Mill, and covers an area of approximately 598 hectares. Roughrider is 100% owned by a wholly owned subsidiary of Rio.

Roughrider was the flagship asset of Hathor Exploration Ltd., which Rio acquired for US$550 million in 2012 pursuant to a take-over bid that included a competing bid from Cameco Corp. The Roughrider royalty also applies to the Russell Lake and Russell Lake South projects, which are considered to be early exploration stage projects, located in the south-eastern rim of the Athabasca Basin, immediately southeast of Denison Mines’ Waterbury Lake Project.

The Company acquired the Roughrider royalty pursuant to an agreement with the former holders for total consideration of $5,910,300, one-half of which was paid in cash and one-half of which was paid by the issuance of 1,969,964 units on the same terms as the units issued under the IPO.

Hathor Exploration Ltd. previously disclosed the following historical mineral resource estimate for the Roughrider project:

(i)	for the Roughrider West Zone, an indicated resource of 17.21 million pounds of U3O8 (0.39 million tonnes at an average grade of 1.98% U3O8) and an inferred resource of 10.60 million pounds of U3O8 (0.04 million tonnes at an average grade of 11.03% U3O8); and

(ii)	for the Roughrider East Zone, an inferred resource of 30.13 million pounds of U3O8 (0.12 million tonnes at an average grade of 11.58% U3O8).

The Company is treating the foregoing estimate as historical in nature and disclosing it for illustrative purposes as it believes it provides readers with relevant information on the project. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources. There are no other recent estimates or data available to the Company for the project as of the date hereof. A detailed study of the current technical data relating to the property, together with the preparation of an updated development plan is required to be conducted in order to update such historical estimate as a current resource estimate. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters and methods used to prepare such historical estimate. For further information regarding Roughrider, please refer to Table 1 below and the technical report titled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” with an effective date of October 23, 2019, prepared for URC by Terra Modelling Services Inc. and authored by Pieter I. Du Plessis, P.Geo.

Michelin Project, Newfoundland and Labrador, Canada

The Michelin Project (“Michelin”) is a development stage conventional uranium project located in Newfoundland and Labrador, Canada; the project covers approximately 69,800 hectares of mineral licenses and is located approximately 140 km north of Happy Valley-Goose Bay, and 40 km southwest of Postville, Newfoundland and Labrador. The Michelin project is indirectly 55% owned by Paladin.

The royalty on Michelin was acquired by the Company pursuant to a royalty purchase agreement with Altius Minerals Corporation and its subsidiary for total consideration of $4,250,000, which was satisfied by the Company by issuing 2,833,332 units on the same terms as the units issued under the IPO.

Reno Creek Project, Wyoming, USA

The Reno Creek Project (“Reno Creek”) is a development stage ISR uranium project located in the Pumpkin Buttes Uranium District in Campbell County, Wyoming, in the south-central portion of the Powder River Basin. The Reno Creek Project is fully permitted up to an annual production rate of 2 million pounds U3O8. The project is indirectly 100% owned by UEC.

The consideration paid by URC to acquire its royalty on the Reno Creek project was US$225,000, paid in cash to certain funds managed by Pacific Road Capital, being the vendors of the royalty.

Yellow Cake PLC Investment

URC owns 7.6 million shares of London-listed Yellow Cake PLC (“Yellow Cake”) as of the date hereof, or approximately 9% of the outstanding shares of outstanding Yellow Cake. Such shares were acquired as part of URC’s US$19.25 million cornerstone strategic investment in Yellow Cake US$200 million initial public offering in July 2018. As previously disclosed, the Company utilized part of the proceeds from its IPO to fully repay and retire a CDN$12.8 million (US$9.7 million) senior secured credit facility that had been used to finance its acquisition of Yellow Cake shares. An element of the strategic partnership with Yellow Cake entitles URC the option to acquire up to US$31.25 million of physical uranium under Yellow Cake’s long-term supply agreement with Kazatomprom, which is based in Kazakhstan and is the world’s largest uranium producer.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the sector and the current historically low pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the industry. The Company’s management and the Board include individuals with over 130 years of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development, nuclear fuel management and uranium sales and trading.

Table 1 – Summary of Global Mineral Resources for Projects Underlying Royalties

Resources(1)
	Measured			Indicated			Total Measured and Indicated			Inferred
	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
Deposit	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)	(millions)	(% U3O8)	(mmlb)
Existing Royalties
Anderson (open pit)(2)	-	-	-	25.42	0.03	15.50	25.42	0.03	15.50	4.63	0.02	2.50
Anderson (underground)(2)				1.43	0.05	1.50	1.43	0.05	1.50	8.36	0.05	9.50
Slick Rock(3)	-	-	-	-	-	-	-	-	-	2.31	0.23	11.60
Workman Creek(4)	-	-	-	-	-	-	-	-	-	2.92	0.09	5.54
Langer Heinrich(5)	66.20	0.05	71.87	18.80	0.04	17.96	85.00	0.05	89.84	6.25	0.04	5.79
Church Rock(6)	-	-	-	-	-	-	-	-	-	30.73	0.08	50.82
Dewey-Burdock(7)	4.72	0.13	13.78	2.11	0.07	3.16	6.83	0.11	16.94	0.66	0.06	0.82
Lance(8)	3.40	0.05	3.70	11.10	0.05	12.10	14.50	0.05	15.80	36.20	0.05	37.80
Michelin(9)	17.80	0.10	38.00	36.60	0.08	67.60	54.40	0.09	105.60	13.10	0.08	22.10
Reno Creek(10)	13.60	0.04	12.92	15.40	0.04	13.07	29.00	0.04	26.00	1.74	0.04	1.49
Historical Resources(11)
Roughrider West Pit(12)	–	–	–	0.39	1.98	17.21	0.39	1.98	17.21	0.04	11.03	10.60
Roughrider East Pit(12)	–	–	–	–	–	–	–	–	–	0.12	11.58	30.13

Notes:

(1)	As set forth below, the Company’s royalty interests do not cover the entire project, or applicable resource area, in all cases. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There is no certainty that all or any part of any mineral resources will be converted to mineral reserves and, generally, resource estimates may be materially affected by a variety of factors including permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues. Where applicable, third party resource estimates disclosed in tons have been converted to metric tonnes for presentation purposes.
(2)	Estimated in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and disclosed in the technical report of UEC titled “Technical Report and PEA on the Anderson Uranium Project, Yavapai County, Arizona, USA”, with an effective date of July 6, 2014, authored by Douglas Beahm, PE, PG, Terence P. McNulty, D. Sc., P.E., Bruce Davis, FAusIMM, and Robert Sim, P.Geo. (the “Anderson Technical Report”). The estimate was prepared using a cut-off grade of 0.01% eU3O8 for open pit and cut-off grade of 0.035% e U3O8 for underground, a price assumption of US$65per pound U3O8 and a 14-year mine life. A copy of the Anderson Technical Report is available under UEC’s profile on SEDAR.
(3)	Estimated in accordance with NI 43-101 and disclosed in the technical report of UEC titled “Technical Report Preliminary Economic Assessment, Slick Rock Project Uranium / Vanadium Deposit, San Miguel County, Southwest Colorado, USA” with an effective date of April 8, 2014, authored by Douglas Beahm, PE, PG, Bruce Davis, FAusIMM, and Robert Sim, P. Geo. (the “Slick Rock Technical Report”). Uranium grades were calculated using radiometric grade equivalents and the cut-off grade quoted is 0.15% e U3O8. The model utilized 50 foot x 50 foot x 10 foot blocks and ordinary kriging for interpolation. The model utilized historical density values of 15 square feet per short ton. A copy of the Slick Rock Technical Report is available under UEC’s profile on SEDAR.
(4)	Estimated in accordance with NI 43-101 and disclosed in UEC’s technical report titled “Technical Report on the Workman Creek Project, Central Arizona”, with an effective date of March 2, 2012, authored by Neil G. McCallum, B.Sc, P.Geo., and G.H. Giroux, MASc, P.Eng. (the “Workman Creek Technical Report”). The cut-off grade quoted is 0.05% U3O8. The grades were interpolated into 50 foot x 50 foot x 10 foot blocks using ordinary kriging. The density used was 164.75 pounds per square foot. U3O8 values were capped at 0.94%. The Workman Creek Technical Report is available under UEC’s profile on SEDAR.
(5)	Does not include stockpiles. Estimated in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”) and was prepared using a cut-off grade of 250 ppm. Paladin has reportedly depleted the estimate for mining to the end of June of 2018. The estimate was disclosed in Paladin’s ASX Release titled “Prefeasibility Study Delivers Improved Financial and Production Capacity for Langer Heinrich Uranium Mine Restart” dated October 14, 2019.
(6)	Estimated in accordance with NI 43-101 and disclosed in the technical report of Laramide Resources Ltd. (“Laramide”) titled “Technical Report on the Church Rock Uranium Project, McKinley County, State of New Mexico, U.S.A.” with an effective date of September 30, 2017, authored by Mark B. Mathisen, C.P.G. (the “Church Rock Technical Report”). The estimate was prepared using a cut-off grade of 0.02% e U3O8, minimum thickness of 2.0 feet, internal maximum dilution of 5 feet, grade values have not been adjusted for disequilibrium, tonnage factor of 15 cubic feet per ton. A copy of the Church Rock Technical Report is available under Laramide’s profile on SEDAR.
(7)	The Company’s royalty on the Dewey-Burdock project does not apply to the entire project area covered by this estimate and covers approximately 17% of the aggregate surface and mineral rights disclosed in the technical report of Azarga Uranium Corp. (“Azarga”) titled “NI 43-101 Technical Report, Resource Estimate, Dewey- Burdock Uranium ISR Project, South Dakota, U.S.A.”, with an effective date of November 12, 2018, authored by Steve Cutler, P.G. (The “Dewey-Burdock Technical Report”). Estimated in accordance with NI 43-101 and are disclosed in the Dewey-Burdock Technical Report. The estimate was prepared using a cut-off grade of 0.02% U3O8 and a GT cutoff of 0.20 m% U3O8 for use in the GT (Grade x Thickness) contour method. Only the ISR-amenable resources were quoted. A copy of the Dewey-Burdock Technical Report is available under Azarga’s profile on SEDAR.
(8)	The Lance royalty does not apply to the entire project area covered by this estimate and covers approximately 15% of the stated Peninsula Energy Ltd. (“Peninsula”) holdings owned. Estimated in accordance with JORC. The mineral resources were calculated using a GT product contour of 0.2 m% and a cutoff of 200 ppm U3O8 and is set forth in Peninsula’s September 30, 2019 quarterly activities report.
(9)	Estimated in accordance with JORC and disclosed in Paladin’s annual report for the year ended June 30, 2018. The estimate was prepared using a cut-off grade of 200 ppm for open pit and 500 ppm for underground (except Jacques Lake, which required a cut-off grade of 250 ppm), an 18-year mine life and a price assumption of US$85 per pound U3O8. Includes Michelin, Jacques Lake and all other deposits.
(10)	The Company’s royalty on the Reno Creek project does not apply to the entire North Reno Creek Area, which represents approximately 45% of the measured and indicated resource and approximately 85% of the inferred resource contained in the North Reno Creek area of the project. Estimated in accordance with NI 43-101 and disclosed in UEC technical report titled “Technical Report and Audit of Resources of the Reno Creek ISR Project, Campbell County, Wyoming, USA” with an effective date of December 31, 2018 authored by Robert E. Cameron, Ph.D., MMSA, and Robert Maxwell, CPG, AIPG. (the “Reno Creek Technical Report”). The estimate was prepared using a cut-off grade 0.2 GT (grade x thickness per intercept). A copy of the Reno Creek Technical Report is available under UEC’s profile on SEDAR.

(11)	Historical resource estimates cannot be considered current mineral resources and may ultimately prove unreliable. The Company is treating the Historic Roughrider Technical Report (as defined below) and the mineral resource estimate therein as historical in nature and notes that a qualified person has not done sufficient work to classify the historical estimates as current mineral resources. See “Roughrider Uranium Project, Saskatchewan, Canada” above for further information.
(12)	Disclosed by reference to the historic technical report of Hathor Exploration Ltd. titled “Preliminary Economic Assessment Technical Report for the East and West Zones, Roughrider Uranium Project, Saskatchewan”, with an effective date of September 13, 2011 authored by Gordon Doerksen, P.Eng., Bruce Fielder, P.Eng., Iouri Iakovlev, P.Eng., David Keller, P.Geo., Mark Liskowich, P.Geo., Bruce Murphy, FSAIMM, and Cam Scott, P.Eng. (the “Historic Roughrider Technical Report). The Historical Technical Report was prepared under NI 43-101 and used a cut-off grade of 0.05% U3O8 in the West Zone and 0.4% U3O8 in the East Zone, a price assumption of US$80 per pound U3O8, assuming open pit extraction for West Zone and underground extraction for East Zone and metallurgical recovery of 98%.

Contact:

Scott Melbye – Chief Executive Officer

Phone: +1 (952) 303-1778

Email: smelbye@uraniumroyalty.com

Investor Relations:

Toll Free: 1.855.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. Darcy holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Except where otherwise stated, the Company’s disclosure herein relating to properties subject to its royalties is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding future uranium market conditions. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, the ability of the Company to identify and execute future acquisitions on acceptable terms or at all, risks inherent to royalty companies, fluctuations in the market price of publicly listed shares held by the Company, currency fluctuations, uranium price volatility, title and permitting matters, risks related to the operators of the projects underlying the Company’s interests, political or economic developments in the countries in which the Company holds its royalty and other interests, litigation, general economic conditions and those other risks described in the Company’s final long form prospectus dated November 22, 2019 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

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